# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SOLAI Ltd, CIK 0001517496
CUSIP: 055474100
Title of class of securities: Class A & Class B Ordinary Shares, Class A & Class A II Preference Shares, par value of $0.00005 per share
Address of issuer's principal executive offices: 428 South Seiberling Street, Akron, Ohio (OH), 44306
Date of event which requires filing of this statement: 07/16/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001803336
Persons authorized to receive notices and communications: LAW Man San Vincent, 428 South Seiberling Street, Akron, Ohio (OH), 44306, 852 2596-3028

## Reporting persons
- LAW Man San Vincent (CIK 0001803336): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF), other (OO); sole voting power 178,142,363; shared voting power 0; sole dispositive power 178,142,363; shared dispositive power 0; aggregate amount beneficially owned 178,142,363 (9.3% of the class)
  Comment: *Mr. Law beneficially owns (i) 178,142,363 Class A Ordinary Shares composed of (a) 85,572,963 Class A Ordinary Shares owned by Good Luck as described below, and (b) 132,242 ADSs which represent 92,569,400 Class A Ordinary Shares owned by Mr. Law directly; (ii) 6 Class B Ordinary Shares, which are owned by Delite as described below; (iii) 65,000 Class A Preference Shares, which are owned by Good Luck as described below; and (iv) 65,000 Class A II Preference Shares, which are owned by Good Luck as described below. Since July 6, 2026, the former ADS ratio of 1 ADS to 100 Class A Ordinary Shares has been changed to the current ADS ratio of 1 ADS to 700 Class A Ordinary Shares.
  
  **The percentage of the class of securities is calculated on an as-converted basis based on 1,924,330,790 Class A Ordinary Shares, 65,000 Class A Preference Shares, 65,000 Class A II Preference Shares, and 99 Class B Ordinary Shares issued and outstanding as of March 31, 2026, assuming conversion of all Class A Preference Shares, Class A II Preference Shares, and Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1.
  
  ***The voting power of the shares beneficially owned by Mr. Law represents 93.9% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A Ordinary Shares, Class B Ordinary Shares, Class A Preference Shares and Class A II Preference Shares as a single class as of March 31, 2026. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share, each holder of Class A Preference Shares is entitled to 10,000 votes per share, and each holder of Class A II Preference Shares is entitled to 400,000 votes per share as at the date of this Amendment No. 4 on all matters submitted to them for a vote. There is no Class A Ordinary Share to be issued to Mr. Law upon the exercise of options and or the vest of RSUs within 60 days of the date of this Amendment No. 4 granted to him under the 2021 Share Incentive Plan of the Issuer.
- Delite Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 6; shared voting power 0; sole dispositive power 6; shared dispositive power 0; aggregate amount beneficially owned 6 (0% of the class)
  Comment: *Delite directly holds 6 Class B Ordinary Shares. Delite is 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and is the sole director of Delite. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares held by Delite.
  
  **The percentage of the class of securities is calculated on an as-converted basis based on 1,924,330,790 Class A Ordinary Shares, 65,000 Class A Preference Shares, 65,000 Class A II Preference Shares, and 99 Class B Ordinary Shares issued and outstanding as of March 31, 2026, assuming conversion of all Class A Preference Shares, Class A II Preference Shares, and Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1.
  
  ***The voting power of the shares beneficially owned by Delite represents 0.0% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A Ordinary Shares, Class B Ordinary Shares, Class A Preference Shares and Class A II Preference Shares as a single class as of March 31, 2026. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share, each holder of Class A Preference Shares is entitled to 10,000 votes per share, and each holder of Class A II Preference Shares is entitled to 400,000 votes per share as at the date of this Amendment No. 4 on all matters submitted to them for a vote. There is no Class A Ordinary Share to be issued to Mr. Law upon the exercise of options and or the vest of RSUs within 60 days of the date of this Amendment No. 4 granted to him under the 2021 Share Incentive Plan of the Issuer.
- Good Luck Capital Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 85,702,963; shared voting power 0; sole dispositive power 85,702,963; shared dispositive power 0; aggregate amount beneficially owned 85,702,963 (4.5% of the class)
  Comment: *Good Luck directly holds 85,572,963 Class A Ordinary Shares, 65,000 Class A Preference Shares, and 65,000 Class A II Preference Shares. Mr. Law is the sole shareholder of Good Luck. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Mr. Law may be deemed to beneficially own all of the Ordinary Shares and the Class A Preference Shares held by Good Luck.
  
  **The percentage of the class of securities is calculated on an as-converted basis based on 1,924,330,790 Class A Ordinary Shares, 65,000 Class A Preference Shares, 65,000 Class A II Preference Shares, and 99 Class B Ordinary Shares issued and outstanding as of March 31, 2026, assuming conversion of all Class A Preference Shares, Class A II Preference Shares, and Class B Ordinary Shares into Class A Ordinary Shares at a conversion rate of 1:1.
  
  *** The voting power of the shares beneficially owned represents 93.6% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer's holders of Class A Ordinary Shares, Class B Ordinary Shares, Class A Preference Shares and Class A II Preference Shares as a single class as of March 31, 2026. Each holder of Class A Ordinary Shares is entitled to one vote per share, each holder of Class B Ordinary Shares is entitled to ten votes per share, each holder of Class A Preference Shares is entitled to 10,000 votes per share, and each holder of Class A II Preference Shares is entitled to 400,000 votes per share as at the date of this Amendment No. 4 on all matters submitted to them for a vote. There is no Class A Ordinary Share to be issued to Mr. Law upon the exercise of options and or the vest of RSUs within 60 days of the date of this Amendment No. 4 granted to him under the 2021 Share Incentive Plan of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A & Class B Ordinary Shares, Class A & Class A II Preference Shares, par value of $0.00005 per share
Name of issuer: SOLAI Ltd
Address of issuer's principal executive offices: 428 South Seiberling Street, Akron, Ohio (OH), 44306
Comment:
This Amendment No. 4 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the "SEC") on April 14, 2021 by the Reporting Persons, as previously amended and supplemented by the Amendment No. 1 to Schedule 13D filed on April 4, 2022, the Amendment No. 2 to Schedule 13D filed on March 3, 2023, and the Amendment No. 4 to Schedule 13D filed on January 9, 2026 (as so amended, the "Original Schedule 13D"). Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment No. 4 relates to the Ordinary Shares of the Issuer. The Ordinary Shares of the Issuer consist of Class A Ordinary Shares, par value $0.00005 per share, and Class B Ordinary Shares, par value $0.00005 per share.

Each of the Issuer's American depositary shares (the "ADSs," and each, an "ADS"), represents seven hundred (700) Class A Ordinary Shares.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being jointly filed by:
(i) LAW Man San Vincent ("Mr. Law");
(ii) Delite Limited ("Delite"), a British Virgin Islands company; and
(iii) Good Luck Capital Limited ("Good Luck"), a British Virgin Islands company.

(together, the "Reporting Persons," and each, a "Reporting Person"), pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs), the Class A Preference Shares, and the Class A II Preference Shares held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).
Residence or business address:
The principal business address of
(i) Mr. Law is 428 South Seiberling Street, Akron, Ohio 44306, United States of America,
(ii) Delite is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, and
(iii) Good Luck is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, British Virgin Islands.
Present principal occupation or employment:
(i) Mr. Law is a major founder and chairman of the Issuer.

(ii) Delite is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Delite and its assets, and he is the sole director of Delite. Delite does not have any executive officers.

(iii) Good Luck is principally an investment holding vehicle incorporated in the British Virgin Islands and 100% owned by Mr. Law. Mr. Law indirectly holds all voting and investment powers of Good Luck and its assets, and is the sole director of Good Luck. Good Luck doesn't have any executive officers.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
(i) Mr. Law is a citizen of Hong Kong Special Administrative Region ("Hong Kong"), the PRC.

(ii) Delite is a British Virgin Islands company.

(ii) Good Luck is a British Virgin Islands company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 16, 2026, Mr. Law, through trade orders executed by broker-dealers, effected multiple open market purchase transactions of the Issuer's ADSs at different prices. Mr. Law purchased an aggregate of 54,275 ADSs for a total consideration of $194,007.37, representing a weighted average purchase price of $3.5745, at prices ranging from $3.2831 to $3.8937 inclusive. Mr. Law undertakes to provide upon request by the Commission staff full information regarding the number of ADSs purchased at each separate price within the range of prices set forth in this Item 3.

The source of the funds was the working capital of Good Luck.

Following the purchase transactions that were effected on July 16, 2026, Mr. Law's beneficial ownership of the Issuer's ADSs increased to 132,242 ADSs (from 77,967 ADSs, after accounting for the current ADS ratio of 1 ADS to 700 Class A Ordinary Shares effective since July 6, 2026).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of the securities identified by Item 1 that are beneficially owned by each of the Reporting Persons is set forth in rows (11) and (13) of the cover pages to this Amendment No. 4 to Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

Mr. Law and Ms. Ping Yuan ("Ms. Yuan") are husband and wife. Ms. Yuan beneficially owns 10,260,008 Ordinary Shares as of the date of this filing composed of 8 Class B Ordinary Shares and 102,600 ADSs which represent 102,260,000 Class A Ordinary Shares directly owned by Smart Mega Holdings Limited ("Smart Mega") as described below. Each of Mr. Law and Ms. Yuan expressly disclaims beneficial ownership for all purpose of the Ordinary Shares (including Class A Ordinary Shares represented by the ADSs), the Class A Preference Shares, and the Class A II Preference Shares beneficially owned by each other.

Smart Mega directly holds 8 Class B Ordinary Shares and owns 102,600 ADSs which represent 10,260,000 Class A Ordinary Shares. Smart Mega is a British Virgin Islands company with its principal business address at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Smart Mega is 100% owned by Ms. Yuan, wife of Mr. Law. Ms. Yuan indirectly holds all voting and investment powers of Smart Mega and its assets, and is the sole director of Smart Mega. Pursuant to Section 13(d) of the Securities Exchange Act and the rules promulgated thereunder, Ms. Yuan may be deemed to beneficially own all of the Ordinary Shares held by Smart Mega.

Except as disclosed in this Amendment No. 4, none of the Reporting Persons beneficially owns any Ordinary Shares, Class A Preference Shares or Class A II Preference Shares or has the right to acquire any Ordinary Shares, Class A Preference Shares or Class A II Preference Shares.

Except as disclosed in this Amendment No. 4, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares, the Class A Preference Shares or Class A II Preference Shares which it may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose: The number of shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition is set forth in rows (7) through (10) of the cover pages to this Amendment No. 4 to Schedule 13D, and such information is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 4, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares, the Class A Preference Shares, and the Class A II Preference Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Exhibit Description

A Joint Filing Agreement, dated as of July 20, 2026, by and between the Reporting Persons.

## Signatures
- LAW Man San Vincent: /s/ LAW Man San Vincent, LAW Man San Vincent (07/20/2026)
- Delite Limited: /s/ LAW Man San Vincent, LAW Man San Vincent/Director (07/20/2026)
- Good Luck Capital Limited: /s/ LAW Man San Vincent, LAW Man San Vincent/Director (07/20/2026)